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                              August 24, 2021

       David Sobelman
       President and Chairman of the Board
       GENERATION INCOME PROPERTIES, INC.
       401 East Jackson Street
       Suite 3300
       Tampa, FL 33602

                                                        Re: GENERATION INCOME
PROPERTIES, INC.
                                                            Amendment No. 9 to
Form S-11
                                                            Filed August 18,
2021
                                                            File No. 333-235707

       Dear Mr. Sobelman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form S-11 filed August 18, 2021

       General

   1. Please update the disclosure throughout the prospectus as of the most recent practicable date. For example, we
note the organizational structure on page 9, the common stock outstanding after the
offering on page 14, and the beneficial ownership table is as of June
                                                        30, 2021.
 David Sobelman
FirstName LastNameDavid Sobelman
GENERATION      INCOME PROPERTIES, INC.
Comapany
August 24, NameGENERATION
           2021             INCOME PROPERTIES, INC.
August
Page 2 24, 2021 Page 2
FirstName LastName
Offering Summary, page 1

2. We note the disclosure on page 1 and elsewhere in the prospectus that approximately 80%
         of your portfolio   s annualized base rent was received from tenants
that have (or whose
         parent company has) an investment grade credit rating of    BBB-    or
higher. We note this
         figure excludes La-Z-Boy Corporation, which is not rated. Please revise throughout the prospectus to clearly disclose this figure including La-Z-Boy Corporation.
Exhibits

3. We note that the legality opinion filed as Ex. 5.1 contains the assumption that "the
         Company will issue the Offered Securities in accordance with the Board Resolutions, and both as of the date hereof and prior to the issuance of any Offered Securities, the
         Company will have available for issuance, under the Charter, the requisite number of authorized but unissued shares of Common Stock for the issuance of the Offered
         Securities." This is an overly broad opinion that assumes material facts underlying the opinion. For guidance, see Staff Legal Bulletin No. 19.II.B.3.a. Please remove this assumption.
4. We note that the legality opinion is limited to Maryland General Corporation Law.
         However, the unit certificate, warrant certificate and agreement, and the representative's warrant certificate all designate that New York law governs the agreements. The opinion as it relates to the units, warrants and representative's warrants should be based upon the law of the jurisdiction governing the agreement. For guidance, see Staff Legal Bulletin
         No. 19.II.B.1.f. Please revise the opinion accordingly.
       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Curt Creely, Esq.